UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 5, 2009

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2008

FOR IMMEDIATE RELEASE: Thursday, February 5, 2009

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a Ps. 175.1 million net income, or Ps. 0.220 per share, (Ps. 1.102 per ADS) for the full fiscal year 2008, which compares to Ps. 147.5 million or Ps. 0.186 per share (Ps. 0.928 per ADS) in the fiscal year ended December 31, 2007. Net income increased primarily due to a Ps. 95.0 million reduction in net financial expense. However, while sales increased by Ps. 161.9 million, operating income experienced a negative variation of Ps. 58.6 million due to an increase of tax on export and NGL production and commercialization direct costs.

Net income for the fourth quarter of 2008 was Ps. 2.0 million, or Ps. 0.003 per share (Ps. 0.013 per ADS), which compares to Ps. Ps. 24.7 million, or Ps. 0.031 per share (Ps. 0.155 per ADS) obtained in the same quarter of the previous year. The reduction in net income mainly stems from a significant decrease of operating income, driven basically by the significant fall of NGL international prices which led to a decline in the NGL 2008 fourth quarter’s revenues.

Year-Ended December 31, 2008 versus 2007

TGS posted in the fiscal year ended December 31, 2008, total net revenues of Ps. 1,419.2 million in comparison to Ps. 1,257.3 million earned in the fiscal year 2007.

Natural gas transportation revenue for the fiscal year ended December 31, 2008, was Ps. 506.3 million, compared to Ps. 509.5 million earned in the fiscal year of 2007. This revenue decline was mainly due to lower interruptible transportation service revenue, of Ps. 13.0 million, which was partially offset by higher firm transportation revenues associated with new contracts which became effective since 2007 and 2008.

The natural gas transportation segment represented approximately 36% and 41% of the Company’s total revenue in 2008 and 2007, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by “ENARGAS” (National Gas Regulation Institute).

The NGL production and commercialization segment revenue amounted to Ps. 807.3 million in the fiscal year ended December 31, 2008, up 21.0% from Ps. 667.4 million for the same period of 2007, which reflects an increase in volumes sold as well as higher international prices during most part of the year.

NGL production and commercialization revenue accounted for approximately 57% and 53% of the total revenue for the fiscal years ended December 31, 2008 and 2007, respectively. NGL production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the fiscal year ended December 31, 2008, Other Services revenues amounted to Ps. 105.6 million, a 31.4% increase compared to the fiscal year 2007, and is mainly explained by higher revenues generated by construction services, and to a lesser extent, higher revenues from midstream services.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 7% and 6% for the years ended December 31, 2008 and 2007, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2008, rose by Ps. 220.5 million, compared to the fiscal year 2007. This variation is mostly attributable to: (i) a Ps. 87.4 million increase in tax on exports, derived mainly from significant increases in the rates; (ii) a Ps. 70.4 million rise in NGL costs; and, (iii) higher labor costs of Ps. 26.4 million.

Other expense, net reported in the year ended December 31, 2008 was Ps. 13.0 million above that registered in the same period of 2007. This result is explained by the gain generated from the partial reversal of an allowance (of Ps. 15.5 million) during 2007’s and is related to the turnover tax claim made by the Province of Buenos Aires (which refers to NGL sales billed since 2002), as the province’s Tax Court ratified that ethane sales made in the period fell within the scope of the turnover tax exemption.

Net financial expenses decreased to Ps. 98.5 million in 2008 from Ps. 193.5 million reported in 2007. This variation is mostly explained by a Ps. 114.0 million gain generated by the purchase of TGS debt notes for US$ 95 million in the financial market and their later cancellation. This effect was partially compensated by a higher exchange rate loss of Ps. 35.3 million, derived from higher local currency devaluation in 2008. In addition, it is important to point out the decline in interest expense, generated basically by a significant reduction of the indebtedness in 2007 and 2008. However, this effect was compensated by lower interest income, principally attributable to a fall of the financial asset returns.

Fourth Quarter 2008 vs. Fourth Quarter 2007

TGS posted in the three-month period ended December 31, 2008, total net revenues of Ps. 309.2 million in comparison to Ps. 347.4 million earned in the same period ended December 31, 2007.

Gas transportation revenue for the fourth quarter of 2008 was Ps. 122.7 million, slightly increasing from the Ps. 121.0 million earned in the same previous year period. This increase primarily reflects  higher firm transportation revenues, partially compensated by a decrease in interruptible transportation revenues.

The NGL production and commercialization segment fell to Ps. 158.9 million in the fourth quarter of 2008, from Ps. 210.6 million in the same previous year period, representing a 21.2% decrease, which was mainly attributable to the NGL international prices plunge occurred in the last quarter of 2008, partially compensated by a higher level of tons sold in the same quarter.

In the fourth quarter of 2008, Other Services revenues amounted to Ps. 27.6 million, an almost 75% increase when compared to revenues of Ps. 15.8 million in the same 2007 period. This important increase was mainly the result of higher sales generated by midstream and, to a lesser extent, higher construction services revenues.

Costs of sales and administrative and selling expenses for the fourth quarter of 2008 rose by Ps. 43.2 million to Ps. 262.2 million in the 2008 period, from Ps. 219.0 million in the same quarter of 2007. This variation is mostly attributable to: (i) a Ps. 18.2 million increase in NGL costs, and (ii) Ps. 7.2 million increase in labor cost.

Net financial expenses decreased from Ps. 66.9 million in the fourth quarter of 2007 to Ps. 30.8 million in the same period of 2008. The positive variation of Ps. 36.1 million was mainly due to a Ps. 81.4 million gain obtained with the purchase of TGS debt notes for US$ 45 million in the financial market and their later cancellation. This effect was partially compensated by a higher exchange rate loss, derived from higher local currency devaluation in the last quarter of 2008.

In the quarter ended December 31, 2008, income tax expenses decreased by Ps. 19.4 million, compared to the same period of 2007. This decline is due to lower net income before income tax reported in the fourth quarter of 2008.

Liquidity and Capital Resources

In 2008, cash flow from operating activities amounted to Ps. 582.1 million, of which Ps. 192.4 million were used for capital investments, Ps. 176.3 million for financing activities and the additional Ps. 213.4 million went to increase the cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 73.4 MMm³/d or 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also one of the leading processors of natural gas and one of the largest marketers of natural gas liquids in Argentina. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2008 and 2007

(In millions of Argentine pesos)

Year ended December 31, 2008	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	506.3	807.3	105.6	-	1,419.2
Operating income (loss)	187.6	276.6	30.9	(63.7)	431.4
Depreciation of PP&E	151.3	36.8	14.0	1.1	203.2
Additions to PP&E	185.8	26.1	5.3	11.9	229.1
Identifiable assets	3,775.3	413.5	191.3	653.2	5,033.3
Identifiable liabilities	302.4	62.2	14.1	1,581.9	1,960.6

Year ended December 31, 2007
Net revenues	509.5	667.4	80.4	-	1,257.3
Operating income (loss)	218.4	297.2	25.6	(51.2)	490.0
Depreciation of PP&E	149.1	32.8	14.2	1.7	197.8
Additions to PP&E	114.6	57.0	7.9	9.6	189.1
Identifiable assets	3,737.5	474.6	174.2	615.3	5,001.6
Identifiable liabilities	249.5	59.5	9.3	1,753.8	2,072.1

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Breakdown of Net Financial Expense for the years ended

December 31, 2008 and 2007

(In millions of Argentine pesos)

	2008	2007
Generated by Assets
Interest	16.9	34.1
Foreign exchange gain	60.6	8.4
Impairment of property, plant and equipment	-	(19.6)
Subtotal	77.5	22.9
Generated by Liabilities
Interest expense	(141.0)	(156.7)
Foreign exchange loss	(130.1)	(42.6)
Result of the debt prepayment	114.0	10.6
Others	(18.9)	(27.7)
Subtotal	(176.0)	(216.4)
Total	(98.5)	(193.5)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of December 31, 2008 and 2007
(in millions of Argentine pesos)

	2008	2007
Current assets		
Cash and deposits in banks	268.6	2.8
Investments, net	336.1	421.1
Trade receivables, net	177.6	165.1
Other receivables	34.8	77.6
Inventories	12.3	16.5
Total current assets	**829.4**	**683.1**
Non current assets		
Trade receivables	12.7	13.4
Other receivables	10.1	123.2
Investments, net	2.3	1.1
Property, plant and equipment, net	4,171.8	4,170.6
Intangible assets, net	7.0	10.2
Total non current assets	**4,203.9**	**4,318.5**
Total assets	**5,033.3**	**5,001.6**
Current liabilities		
Accounts payable	185.5	163.6
Loans	13.9	16.5
Payroll and social security taxes payable	31.2	22.8
Taxes payable	28.4	34.3
Advances from customers	21.5	15.4
Other liabilities	12.0	12.0
Provisions for contingencies	65.7	48.1
Total current liabilities	**358.2**	**312.7**
Non current liabilities		
Loans	1,398.5	1,574.5
Taxes payable	54.6	57.4
Advances from customers	149.3	127.5
Total non current liabilities	**1,602.4**	**1,759.4**
Total liabilities	**1,960.6**	**2,072.1**
Shareholders' equity	**3,072.7**	**2,929.5**
Total liabilities and shareholders' equity	**5,033.3**	**5,001.6**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007

(In millions of Argentine pesos)

	2008	2007
Cash flows provided by operating activities		
Net income for the year	175.1	147.5
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	203.2	197.8
Amortization of intangible assets	1.5	1.1
Consumption of materials	24.7	18.9
Impairment of property, plant & equipment	-	19.6
Write off of intangible assets retired	1.6	-
Increase / (reversal) in allowances and provisions	22.0	(2.0)
Gain on related companies	(1.2)	(0.6)
Interest expense accrual	141.0	156.7
Result of debt prepayment	(114.0)	(10.6)
Interest expense paid	(121.4)	(139.3)
Income tax accrued	143.4	147.0
Income tax and asset tax paid	(12.2)	(18.5)
Foreign exchange loss	121.6	29.9
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	4.2	(4.2)
Trade receivables	(16.2)	14.5
Other receivables	36.4	(34.8)
Inventories	4.2	(6.9)
Accounts payable	17.1	(7.1)
Payroll and social security taxes	8.4	8.0
Taxes payable	(22.7)	15.7
Advances from customers	(34.5)	(14.4)
Other liabilities	(0.1)	0.1
Cash flows provided by operating activities	**582.1**	**518.4**
Cash flows used in investing activities		
Investments other than cash and cash equivalents	28.4	-28
Additions to property, plant and equipment	(220.8)	(203.6)
Cash flows used in investing activities	**(192.4)**	**(232.0)**
Cash flows used in financing activities		
Advances from customers	47.2	90.2
Dividends paid	(32.0)	-
Proceeds from loans	-	1,530.7
Payment of loans	(191.5)	(1,994.3)
Cash flows used in financing activities	**(176.3)**	**(373.4)**
Net increase / (decrease) in cash and cash equivalents	**213.4**	**(87.0)**
Cash and cash equivalents at the beginning of the year	**391.3**	**478.3**
Cash and cash equivalents at the end of the year	**604.7**	**391.3**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Date: February 5, 2009